SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 30, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X    Form 40-F

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                               Yes           No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ENDESA, S.A.

Dated: December 30, 2002                    By:________________________
                                          Name: Jacinto Pariente
                                         Title: Manager of North America
                                                Investor Relations

ENDESA, Spain's Second Largest Gas Operator, Integrates Its Gas and Electricity Distribution Subsidiaries into Endesa Red

    NEW YORK--Dec. 30, 2002--

    This Move Enhances ENDESA's Position before the Massive Opening of the Gas and Elecricity Markets

    ENDESA (NYSE:ELE) has decided to segregate its subsidiary Endesa Gas, S.A, - which groups its holdings in several companies that operate in the regulated markets for natural gas - from Endesa Diversificacion, S.A. and integrate it into Endesa Red, S.A., the subsidiary in charge of the electricity distribution business.
    This decision enables ENDESA to enhance its natural gas business in line with the objectives of its Strategic Plan 2002-2006, benefiting from the close relationship between the markets for electricity and gas and also from the fact that both markets will be fully open to competition on 1 January 2003.
    It is worth noting that around 45% of the demand for natural gas in Spain is concentrated in the territorial markets that are currently served by ENDESA's distribution subsidiaries.

    A 7.6% share in the liberalized market for natural gas

    ENDESA is the main electric utility out of the two that are engaged in the gas distribution business in Spain. Its activity is carried out through its holdings in eight distribution companies with around 300,000 customers, 5% of the regulated market.
    Its position is more significant in the eligible market, being the electric utility with the largest market share, 7.6%.
    ENDESA operates in the liberalized market for gas through Endesa Energia, Spain's largest supplier in joint electricity and gas contracts with large industrial customers. This offer of integrated services allows Endesa Energia a high penetration in this market, in which 100% of the customers use electricity.
    ENDESA's position in the eligible market is enhanced by having obtained more advantageous prices and amounts than its more relevant competitors in the award in 2001 of 25% of the gas supply contract of Algerian gas through the pipeline.

    Guarantee of supply

    An essential element of ENDESA's gas strategy is to guarantee a high degree of security in the long-term supply of gas, both for its sales to end customers and for the supply of its current and future CCGTs.
    Its policy vis-a-vis supply contracts has been based on the diversification of sources, setting price indexation formulas and adopting flexible conditions to adjust the supply to market conditions and the development of the CCGTs, which have secured their supply of gas until 2011, most of which through contracts that include the delivery in plant clause.
    On the other hand, both to secure supply and as a business by itself, ENDESA holds a relevant position in several projects of regasification plants. It is a shareholder of reference, with 21%, of the REGANOSA plant in Galicia that is expected to become operational in 2005 with an initial capacity of 3.4-bcm p.a. to be increased to 7 bcm. It also holds 20% of the plant to be built at Sagunto and has a further presence in the projects under study in the Canary Islands through GASCAN, where it holds a stake of 30%.
    Besides, ENDESA holds 12% of Medgaz, a company that promotes the study and development of a new pipeline between Algeria and Spain, together with the Algerian company Sonatrach as well as other European gas companies.
    All in all, ENDESA's acquired positions enable it to become a relevant agent in the natural gas market, with an objective to consolidate its position as Spain's second largest operator, with 13% of the eligible market in 2011, which would be 20-22% if we include the supply to its CCGTs, as well as a significant position in the development and management of the new infrastructures for distribution and regasification.

    For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone no. 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA, New York
             North America Investor Relations Office
             Jacinto Pariente
             212 750 7200
             http://www.endesa.es